May 16, 2019

Charles Barrantes
Chief Financial Officer
General Finance CORP
39 East Union Street
Pasadena, CA. 91103

       Re: General Finance CORP
           Form 10-Q for the period ended December 31, 2018
           Filed on February 11, 2019
           File No. 001-32845

Dear Mr. Barrantes:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction